

Mail Stop 3561

March 8, 2016

John Berner, President
Media Assets Group, Inc.
P.O. Box 48899A
Los Angeles, CA 90048

> **Re: Media Assets Group, Inc.**
> **Amendment Nos. 5 and 6 to**
> **Offering Statement on Form 1-A**
> **Filed February 25 and 26, 2016**
> **File No. 024-10486**

Dear Mr. Berner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2016 letter.

Part II of Form 1-A Offering Circular

1. We note from your response to our prior comment one, and from your disclosure, that of the 200,000,000 shares being offered, 192,675,000 are being sold by the Company and 7,325,000 are being sold by the Selling Shareholders. Please revise throughout for clarity the number of shares being offered by the company and the number of shares being offered by selling shareholders. For example, there appears to be a typographical error under "Our Offering," where it indicates $500,000 worth of shares being offered by selling shareholders. Similarly under "Plan of Distribution," you state that the Company will receive all proceeds from the sale of the 200,000,000 shares being offered. Please revise throughout for consistency.

Exhibit 1A-9

2. We note that the consent of your independent auditor refers to amendment No. 4 to your Form 1-A Offering Statement. If you are going to refer to an amendment number, please revise to refer to the appropriate amendment number, corresponding to the consent. This appears to be the fifth amendment, not the fourth.

You may contact Efrossyni Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor